ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER

Aquila Investment Management, LLC		87110111B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

	July 31, 2011 to July 31, 2012	/S/ Maggie Sullivan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that the Limit of Liability for the following Insuring Agreements is hereby amended, effective December 9, 2011, to be:

		Limit of Liability

Insuring Agreement A-	FIDELITY	$7,500,000
Insuring Agreement C-	ON PREMISES	$7,500,000
Insuring Agreement D-	IN TRANSIT	$7,500,000
Insuring Agreement E-	FORGERY OR ALTERATION	$7,500,000
Insuring Agreement F-	SECURITIES	$7,500,000
Insuring Agreement G-	COUNTERFEIT CURRENCY	$7,500,000
Insuring Agreement I-	PHONE/ELECTRONIC TRANSACTIONS	$7,500,000

[PROVIDED, however, that nothing herein shall increase any of the limits of liability placed on certain losses under Insuring Agreement I, as described in Rider No. R39.0-02.]

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.